SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 11 May 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

May 11, 2017
UPDATE ON EXECUTIVE REMUNERATION REVIEW

BT's Remuneration Committee has conducted a review of executive remuneration in light of the company's performance in the 2016/17 financial year.

The Remuneration Committee chairman, Tony Ball, said: "The past year has been challenging.  Although good progress has been made in a number of areas, unfortunately our performance has been significantly affected by the accounting irregularities in our Italian business, the issues that arose in Openreach around Deemed Consent and the significant challenges we faced in the UK public sector and international corporate markets.
"The Committee has made a number of difficult decisions this year in light of these circumstances and exercised its discretion accordingly."

The key decisions made by BT's Remuneration Committee, include:

●
           BT Group Chief Executive Gavin Patterson and outgoing Group Finance Director Tony Chanmugam will not receive a bonus for the 2016/17 financial year.
●
           Annual bonuses for 2014/15 and 2015/16 and the outcome of the vesting for the 2013 Incentive Share Plan ('ISP') have been recalculated to reflect the revised results. The Committee has applied the malus provisions in the Deferred Bonus Plan ('DBP') to reduce the number of shares previously awarded to Executive Directors, the Operating Committee members who received payments under the bonus arrangements and/or ISP, and the Company Secretary.
●
       The value of the malus reduction applied to the DBP awards for Gavin Patterson and Tony Chanmugam was £338,398 and £193,412 respectively.  The malus reduction has been calculated based on the revised results for 2014/15 and 2015/16 and the values stated above are based on the share price at the time of grant.
●
           Taking into account the company's share price performance in the financial year the level of ISP award for Gavin Patterson in 2017/18 has been reduced from 400% to 350% of salary.

The Remuneration Committee also confirmed that Gavin Patterson and Tony Chanmugam understood the Committee's decision not to award a bonus and had indicated they would not have accepted a bonus should one have been approved.

The Remuneration Committee will keep under active review whether any additional employees' awards should be adjusted. In addition, where employees have been dismissed or resigned as a result of our investigations into the issues in Italy, any shares and incentives they received have lapsed in full as a result.

 BT will release its regulatory announcement confirming the lapsing of shares under the Deferred Bonus Plan on 12 May. BT's Annual Report & Form 20-F 2017, including the Report on Director's Remuneration, will be published on 25 May.

Table 1: Remuneration for 2016/17 and 2015/16
	Basic salary and fees (2016/17) £000	Basic salary and fees (2015/16) £000	Benefits excluding pension (2016/17) £000	Benefits excluding pension (2015/16/) £000	Annual Bonusa (2016/17) £000	Annual Bonus 2015/16 £000	ISP (2016/17) £000	ISP (2015/16) £000	Pension allowance net of pension contributions (2016/17) £000	Pension allowance net of pension contributions (2015/16) £000	Total 2016/17b £000	Total 2015/16 £000
G Patterson	993	969	54	57	0	1,057	0	2,906	298	291	1,345	5,280
T Chanmugam	184	643	19	32	0	587	0	1,351	55	193	258	2,806

a The malus provisions under the DBP will be applied in 2017/18 and reflected in the single figure table in the Annual Report 2018.
b The 2016/17 total figure for Tony Chanmugam reflects the period until he retired as a Director on 13 July 2016

Table 2: Shares lapsed and value following application of malus
Gavin Patterson

	No. of shares lapsed	Grant price	Value of shares lapsed following application of malus
2014 DBP	7,243	£3.8420	£27,828
2015 DBP	15,867	£4.4953	£71,327
2016 DBP	59,339	£4.0318	£239,243
		Total	£338,398

Tony Chanmugam

	No. of shares lapsed	Grant price	Value of shares lapsed following application of malus
2014 DBP	3,367	£3.8420	£12,936
2015 DBP	9,214	£4.4953	£41,420
2016 DBP	34,490	£4.0318	£139,057
		Total	£193,412

-Ends-

Enquiries

Press office:
Dan Thomas	Tel: 020 7356 5369

Investor relations:
Carl Murdock-Smith	Tel: 020 7356 4909

About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  BT consists of six customer-facing lines of business: Consumer, EE, Business and Public Sector, Global Services, Wholesale and Ventures, and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 11 May 2017